Exhibit 99.1

Pembina Pipeline Corporation and Kuwait's PIC Evaluate World-Scale Integrated Polypropylene Facility in Alberta

CALGARY, April 11, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) is pleased to announce a joint feasibility study with the Petrochemical Industries Company K.S.C. ("PIC"), a subsidiary of the Kuwait Petroleum Corporation, for the evaluation of a world-scale combined propane dehydrogenation ("PDH") and polypropylene upgrading facility in Alberta (the "Project").

This Project represents an opportunity to develop crucial new market demand for propane in the Province of Alberta. Over the past decade, approximately 85 percent of Alberta's propane production has been exported across North America. Developing Alberta based, value-add infrastructure will increase local propane demand benefitting Alberta's oil and gas producers, as well as the Province, by increasing regional economic activity and tax base. The Project could consume approximately 35,000 barrels per day ("bpd") of propane and produce up to 800,000 metric tonnes per year of polypropylene.

The polypropylene would be transported in a pellet form to markets across North America and internationally. Polypropylene is one of the world's most commonly used polymers, traditional uses include automobile plastics, medical supplies, home appliances, transparent containers as well as numerous other applications.

With access to the largest supply of propane in the Western Canadian Sedimentary Basin, Pembina is ideally suited to facilitate the development of this Project. Once the construction of Pembina's remaining third fractionator is complete, Pembina will have over 200,000 bpd of fractionation capacity and will control approximately 60,000 bpd of propane supply in the Fort Saskatchewan area, as well as additional supply originating from Empress, Alberta.

Pembina and PIC will undertake a detailed technical, financial and commercial study to confirm if the development of the Project is economically feasible and aligns with each party's respective investment criteria. This study is expected to take approximately six months, followed by Pembina and PIC approval to proceed to Front End Engineering Design. The final investment decision is expected to be made by the middle of 2017. Subject to regulatory, environmental and Pembina's Board of Directors' approval, the Project is expected to be in service by 2020.

"This Project potentially builds on both Pembina's position as the largest supplier to Alberta's existing petrochemical industry, as well as being one of Canada's leading energy infrastructure companies," said Mick Dilger, Pembina's President and Chief Executive Officer. "Developing this Project represents another natural extension of our natural gas liquids value chain and is a logical step for additional seamless integration with our existing asset base."

"PIC is very excited to be evaluating the feasibility of the Project," said Mohammed Abdullatif Al-Farhoud, PIC's Chief Executive Officer. "Alberta represents a very attractive market to develop large-scale petrochemical infrastructure, as it is supported by long-term feedstock security, a supportive local government and complements the existing asset base of a number of PIC's and related companies operating in Alberta. Moreover, this opportunity further supports PIC's continued efforts in expanding its business portfolio globally. PIC is always in search for exceptional investment and partnership opportunities, especially in the promising regions with advantageous feedstock and market."

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced in Western Canada and North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively, with investment grade credit rating of BBB by both Standard & Poor's and DBRS. For more information, visit www.pembina.com.

About PIC

PIC is a subsidiary of Kuwait Petroleum Corporation and a producer of ammonia, urea fertilizer and polypropylene in Kuwait. In addition PIC is a joint venture partner with others in Kuwait involved in the production of Ethylene, Polyethylene , Ethylene Glycol , Styrene Monomer, Para-xylene, Benzene. PIC is a joint venture partner with others outside of Kuwait involved in the production of Ammonia, Methanol, Ethylene Glycol, and Polyethylene Terephthalate . PIC has been operating in Alberta since 2004 through various investments including those in the petrochemical industry. Additionally,  PIC's parent company, Kuwait Petroleum Company, is owned by the State of Kuwait, who currently has a sovereign credit rating of Aa2 by Moody's and AA by Standard & Poor's.

Forward-Looking Statements & Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "will", "would", "could", "plans", "anticipates", "schedule", "potential" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: the anticipated timing of the feasibility study, the financial investment decision and the potential in-service date of the project, the expected economic benefits and anticipated production of polypropylene, the method of transportation of polypropylene, demand for propane and the benefits therefrom, Pembina's corporate strategy; planning, capital expenditure estimates, schedules, expected capacity and supply, incremental volumes, processing, transportation, fractionation, and services commitments and contracts and operations with respect to Company projects; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; the development and expected timing of new business initiatives and growth opportunities and the benefits thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, that favourable growth parameters continue to exist in respect of current and future growth projects, oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services and new opportunities; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; future operating costs; geotechnical and integrity costs; that any required commercial agreements can be reached; that all required corporate, regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the results of the feasibility study, the regulatory environment and the ability to obtain required regulatory, corporate, environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

Pembina Pipeline® is a registered trademark of Pembina Pipeline Corporation.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Inquires: Scott Burrows, Vice President, Finance and CFO, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com; Media Inquiries: Tanis Fiss, Supervisor, External Communications, (403) 817-7131, e-mail: media@pembina.com

CO: Pembina Pipeline Corporation

CNW 06:00e 11-APR-16